UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact February | 2026

Azul Announces Risk Rating Report Update

São Paulo, February 26, 2026 - Azul S.A., "Azul" or “Company”, (B3:AZUL4, NYSE: AZUL), hereby informs the market, in compliance with the provisions of CVM Resolutions No. 44, of August 23, 2021, as amended, and No. 80, of March 29, 2022, as amended, that S&P Global Ratings published its report on Azul’s global scale issuer credit rating, updating the Company’s classification to “B-”, with a stable outlook.

According to the agency, the upgrade reflects Azul’s successful emergence from the Chapter 11 process, resulting in a significantly leaner capital structure. In addition, the stable outlook reflects expectations that the Company will continue to report sound operating performance after emerging from the restructuring process with an optimized fleet and much lower leverage.

Azul reinforces its commitment to complying with the disclosure rules for periodic and occasional information and other information of interest to the market applicable to publicly traded companies, guaranteeing its wide and immediate dissemination and equal treatment to all, in order to avoid any type of asymmetric information that could harm its investors.

About Azul

Azul S.A. (B3: AZUL53; OTC: AZULQ), Brazil’s largest airline in number of cities served, offers more than 800 daily flights to 137 destinations. With an operating fleet of approximately 170 aircraft and more than 15,000 crew members, the Company operates a network of 250 nonstop routes. Azul was ranked by Cirium, a leading aviation analytics company, as the 2nd most on-time airline in the world in 2023. In 2020, it was named the world’s best airline by TripAdvisor, the first time a Brazilian airline achieved the top position in the Traveler’s Choice Awards. For more information, visit ri.voeazul.com.br.

Contact Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Press Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 26, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer